Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

June 7, 2005

The U.S. Securities and Exchange C
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fir
Mail Stop 3-2
Washington, D.C. 20549


05008955

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- Notice of Granting Stock Option (Subscription Right of New Shares)
- Notice of Changes in Number of Authorized Shares
- Notice of Introduction of Electronic Public Notice
- Notice of Changes of Officers

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

Financial Accounting Standards Foundation Member 

Dear Sirs and Madams

May 26, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Managing Director: Tetsuo Iizuka, Operating Officer
TEL: (025) 524-7101

Notice of Granting Stock Option (Subscription Right of New Shares)

The Company adopted, at the Board of Directors meeting held on May 26, 2005, a resolution to propose to the 57th ordinary general meeting of shareholders to be held June 29, 2005, as set forth below, an issuance of subscription rights of new shares with particularly favorable conditions without consideration to those other than shareholders for the purpose of "**I. Settlement Payment of Retirement Bonuses to Directors**" and "**II. Granting stock options**" under the provisions of the Commercial Code, Article 280-20 and Article 280-21. Accordingly, the Company sends you this notice.

I. Issuance of Rights to Subscribe for New Shares as Settlement Payment of Retirement Bonuses to Directors

1. Reasons for Issuance of Right to Subscribe for New Shares to those other than Shareholders with particularly preferential conditions.

   The Company was authorized, at the 56th ordinary general meeting of shareholders held on June 29, 2004, to abolish the scheme of retirement bonuses to officers and make a cutoff payment of retirement bonuses corresponding to the period of service of officers, and that the time of payment would be the time when each Director retires and the determination of a specific amount, and method of payment to Directors is entrusted to the Board of Directors.

   In this regard, the Company will, as the payment of retirement bonuses for each period of service, issue rights to subscribe for new shares without consideration, the exercise price of which is one (1) yen per share, in lieu of the money on condition that said rights shall not be exercised until each Director retires from the office of Directors of the Company.

2. Outline of Rights to Subscribe for New Shares

   (1) Those who will be allocated the right to subscribe for new shares

   The rights shall be allocated to Directors, Sanji Arisawa, Yukio Takashima, Kenji Matsuhiro, Masahide Iesaka, Yuichi Watanabe, Hiroshi Fujisawa (hereinafter each referred to as the "Subject"), to whom the cutoff payment of retirement bonuses was approved at the 56th ordinary general meeting of shareholders.

(2) Type and number of shares which are the object of the right to subscribe for new shares

39,700 shares of common stock of the Company shall be the maximum.

Provided that if the Company carries out a stock split or reverse split, the number of shares to be the object of the rights to subscribe for new shares shall be adjusted in accordance with the following numerical formula. Such adjustment shall, out of the rights to subscribe for new shares, be made only in the stocks that will be the object of the rights to subscribe for new shares not exercised at the time (fractions less than one (1) share resulting from the adjustment shall be rounded down).

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split or reverse split}$$

If issuance of new shares (excluding the issuance of new shares by exercising the right to stock option) or disposition of treasury stocks is made at a price lower than the market price, the number of shares granted shall be adjusted in accordance with the following numerical formula and the fractions less than one (1) share resulting from the adjustment shall be rounded down. In this regard, if the treasury stocks are disposed, "number of shares to be issued" shall read as "number of treasury stocks to be disposed."

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \frac{\text{Number of outstanding shares} + \text{Number of shares to be issued}}{\text{Number of shares to be issued} + \dfrac{\text{Number of shares to be issued} \times \text{Paid-in amount per share}}{\text{Market price per share}}}$$

In addition to the above, if the Company merges or consolidates with another company or carries out organizational changes after the date of issue of the rights to subscribe for new shares, the number of shares to be issued by the exercise of each right to subscribe for new shares shall appropriately be adjusted.

(3) Number of Rights to Subscribe for New Shares to be Issued

397 rights shall be the maximum

(number of shares, which is the object of one right to subscribe for new shares, shall be 100 shares; provided, however, that if said adjustment set forth in paragraph 2 was made, the same adjustment shall be made.)

(4) Issue Price of Right to Subscribe for New Shares

Without consideration

(5) Amount to be paid in at the time of exercise of rights to subscribe for new shares

Amount to be paid in at the time of exercise of rights to subscribe for new shares shall be the amount obtained by multiplying the number of shares to be issued or transferred by the exercise of the rights to subscribe for new shares by one (1) yen.

(6) Period of Exercising Rights to Subscribe for New Shares

It shall be from August 1, 2005 to July 31, 2025

(7) Conditions for Exercising Rights to Subscribe for New Shares

① Subjects may exercise the rights to subscribe for new shares only after retirement from Directors of the Company; provided, however, that in such an event, the Subjects may exercise the rights to subscribe for new shares for the period between the next day of the date of retirement (hereinafter referred to as the "Date of Commencement of Exercising the Right") and the 10th day from the Date of Commencement of Exercising the Right.

② Assignment, pledging and any other disposition of the rights of the Subject shall not be permitted.

③ In the event that the Subject died, only the spouse, children and the direct ancestors of first degree of kinship, out of successors of the Subject, may exercise the right to subscribe for new shares; provided, however, that the successors may exercise the right to subscribe for new shares for three months from the date of the next day of the retirement of the Subject by death.

④ Other terms and conditions for the exercise of rights shall be, pursuant to the resolutions of the general meeting of shareholders and the Board of Directors, determined in accordance with the provisions provided for in the contract on granting the rights to subscribe for new shares (stock option) to be entered into between the Company and the Subject.

(8) Causes and Conditions for Cancellation of Rights to Subscribe for New Shares

① In the event that the Subjects were unable to exercise the rights to subscribe for new shares under the provisions set forth in paragraph (7) above, the rights to subscribe for new shares may be cancelled without consideration.

② In the event that a merger contract, in which the Company is a defunct company, has been approved, or that a proposal for approval of a stock swap agreement, in which the Company becomes a wholly owned subsidiary, or a proposal for a transfer of stocks has been approved at a General Meeting of Shareholders, the Company may cancel the right to subscribe for new shares without consideration, except for the case in which the surviving company or the full parent of the Company shall succeed the obligation to grant rights to subscribe for new shares.

(9) Restriction on Transfer of Right to Subscribe for New Shares

If the right to subscribe for new shares is to be transferred, the approval of the Board of Directors shall be required.

II. Issuance of the Rights to Subscribe for New Shares as Stock Option

1. Reasons for Issuance of Right to Subscribe for New Shares to those other than Shareholders with particularly preferential conditions.

   In order to increase the motivation and morale as regards for improvement of the performance of our group as well as to secure capable human resources, we will issue rights to subscribe for new shares as stock options without consideration to the employees of the Company and the Directors and employees of affiliated companies.

2. Outline of Issuance of Rights to Subscribe for New Shares

(1) Those who will be allocated the right to subscribe for new shares

Among the employees of the Company and the Directors and employees of affiliated companies, those who have been approved by the Board of Directors.

(2) Type and number of shares which are the object of the right to subscribe for new shares

214,300 shares of common stock of the Company shall be the maximum.

(3) Total number of rights to subscribe for new shares to be issued

2,143 rights (number of shares, which is the object of one right to subscribe for new shares, shall be 100 shares) shall be the maximum.

(4) Issue Price of Right to Subscribe for New Shares

Without consideration

(5) Amount to be paid in at the time of exercise of rights to subscribe for new shares

The amount to be paid in at the time of exercising the right to subscribe for new shares shall be the amount obtained by multiplying the paid-in amount per share, which will be determined at the date of issue of a right to subscribe for new shares, by the number of shares which is the object of one right to subscribe for new shares. Paid-in amount per share shall be an amount obtained by a simple average of the final price of the previous day of issuance of the right to subscribe for new shares, with respect to the common stock transactions of the Company at the Tokyo Stock Exchange, and the price within the six (6) most recent days in which the final price closes (if there was no final price on the previous day, the seven (7) most recent days prior to that date) multiplied by 1.05, and an amount below one yen shall be rounded up. If the price is below the final price of the previous day (if there was no final price on the previous day, the final price of the most recent day) of the issue date of a right to subscribe for new shares, however, the price shall be the final price of the previous day of the date of issue of a right to subscribe for new shares.

In this regard, after the issuance of a right to subscribe for new shares, if the Company carries out a stock split or reverse split, the paid-in amount shall be adjusted in accordance with the following numerical formula and the amount below one yen arising from adjustment shall be rounded up.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Ratio of split or reverse split}}$$

If issuance of new shares (excluding the issuance of shares by exercising a right to stock option) or disposition of reacquired stocks is made at less than the market price, the paid-in amount shall be adjusted in accordance with the following numerical formula and an amount below one yen arising from adjustment shall be rounded up.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of shares to be issued} \times \text{Paid-in amount per share}}{\text{Market price per share}}}{\text{Number of outstanding shares} + \text{Number of shares to be issued}}$$

In this regard, if the Company disposes of the reacquired stocks, "number of shares to be issued" shall read as "number of reacquired stocks to be disposed."

(6) Period of Exercising Rights to Subscribe for New Shares

From July 1, 2007 to June 30, 2010

(7) Conditions for Exercising Rights to Subscribe for New Shares

① Those who have been allocated the right to subscribe for new shares must retain the status of an employee of the Company or of either a Director or an employee of affiliated companies at the time of exercising a right.

② Other conditions for exercising a right shall be determined by a resolution of the Board of Directors to issue rights to subscribe for new shares.

(8) Causes and Conditions for Cancellation of Rights to Subscribe for New Shares

① In the event that a merger contract, in which the Company is a defunct company, has been approved, or that a proposal for approval of a stock swap agreement, in which the Company becomes a wholly owned subsidiary, or a proposal for a transfer of stocks has been approved at a General Meeting of Shareholders, the Company may cancel the right to subscribe for new shares without consideration, except for the case in which the surviving company or the full parent of the Company shall succeed the obligation to grant rights to subscribe for new shares.

② In the event that a holder of a right to subscribe for new shares cannot exercise the right to subscribe for new shares due to the loss of status as an employee of the Company or either a Director or an employee of affiliated companies, the Company may cancel the right to subscribe for new shares without consideration.

(9) Restriction on Transfer of Right to Subscribe for New Shares

If the right to subscribe for new shares is to be transferred, the approval of the Board of Directors shall be required.

Dear Sirs and Madams

May 26, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Managing Director: Tetsuo Iizuka, Operating Officer
TEL: (025) 524-7101

Notice of Changes in Number of Authorized Shares

The Company adopted, at the Board of Directors meeting held on May 26, 2005, a resolution to propose to the 57th ordinary general meeting of shareholders to be held on June 29, 2005, to amend the Articles of Incorporation to change the total number of shares to be issued. Accordingly the Company sends you this notice as follows.

1. Reasons for Amending the Articles of Incorporation

   As a result of capital increases carried out in July 1997, October 1999 and December 2001 and five stock splits carried out from May 2000 to May 2004, the number of outstanding shares reached 33,125,481 shares on the last day of March 2005 and to respond to the future capital policy, the Company will change the total number of shares to be issued.

2. Details of Changes

Current Articles of Incorporation	Proposed Changes
(Total Number of Shares to be Issued) Article 5 Total number of shares to be issued by the Company shall be 57,000,000 shares; provided that in the event that cancellation of shares was made, the corresponding number of shares shall be reduced.	(Total Number of Shares to be Issued) Article 5 Total number of shares to be issued by the Company shall be 130,000,000 shares; provided that in the event that cancellation of shares was made, the corresponding number of shares shall be reduced.

(Note) Regarding the changes in the number of authorized shares, it may be viewed as part of protective measures for a hostile takeover, but there is no specific event that is presumed as a threat in the case of a purchaser appearing. As to specific protective measures, we think it a future subject of consideration, including its necessity. If the Company determines taking measures that would affect the shareholders and investors as protective measures for a hostile takeover, we will immediately announce them.

 

Dear Sirs and Madams

May 26, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Managing Director: Tetsuo Iizuka, Operating Officer
TEL: (025) 524-7101

Notice of Introduction of Electronic Public Notice

The Company adopted, at the Board of Directors meeting held on May 26, 2005, a resolution to propose to the 57th ordinary general meeting of shareholders to be held on June 29, 2005, to amend the Articles of Incorporation for the purpose of introduction of an electronic public notice system. Accordingly the Company sends you this notice as follows.

1. Reasons for Amending the Articles of Incorporation

As the "Law Revising Part of the Commercial Code, etc., for Introduction of Electronic Public Notice System" (Law No. 87, 2004) became effective as of February 1, 2005 and the electronic public notice system is authorized under the provisions of Articles of Incorporation, the Company amends the provisions to introduce this system.

2. Details of Changes

Current Articles of Incorporation	Proposed Changes
(Method of Public Notice) Article 4 Public Notice of the Company shall be placed in the Nihon Keizai Shimbun.	(Method of Public Notice) Article 4 Public Notice of the Company shall be made by electronic public notice; provided, however, that in the event that any accident and other unavoidable causes occurred by which electronic public notice is impossible, then it shall be placed in the Nihon Keizai Shimbun.

3. Place of Placing Public Notice

Address of the homepage where the public notice is placed shall be determined, after the adoption of the resolution at the 57th ordinary general meeting of shareholders to be held June 29, 2005, at the Board of Directors meeting to be held on the same day and we will send you notice again as soon as it is determined.

Dear Sirs and Madams

May 26, 2005

Name of Listed Company:	Arisawa Manufacturing Co., Ltd.
Representative:	President and Chief Executive Officer: Sanji Arisawa
Address:	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.:	5208
Listed Stock Exchange:	Tokyo Stock Exchange, 1st Section
Contact:	Title of Person in Charge: Managing Director: Tetsuo Iizuka, Operating Officer TEL: (025) 524-7101

Notice of Changes of Officers

The Company had not decided a change in officers in the closing announcement as of April 26, 2005. At the Board of Directors meeting held on May 26, 2005, it was decided as follows and we hereby inform you.

1. Nominee for new Director
   Director & Managing Operating Officer
   (in charge of Management Planning Division and taking partial charge of Personnel Affairs Division)
   Tetsuro Iizuka (currently Operating Officer, in charge of Management Planning Division and taking partial charge of Personnel Affairs Division)

2. Nominee for new Auditor
   Auditor: Kenichi Ito (currently Director of Daishi Bank, Ltd.)

3. Directors to be Promoted
   Director & Executive Operating Officer:
   Masahide Iesaka (currently Director & Managing Operating Officer, General Manager of Tokyo Branch, taking partial charge of Tokyo Branch and Osaka Branch)

   Director & Executive Operating Officer:
   Yuichi Watanabe (currently Director & Managing Operating Officer, taking partial charge of 1st Manufacturing Division, 2nd Manufacturing Division and Production Innovation Office, in charge of 2nd Manufacturing Division)

4. Resigning Auditor: Yoshiaki Ohno (currently Auditor)

5. Scheduled Date of Assumption of Post: June 29, 2005